UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2023

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 1, 2023, Immatics N.V. (“Immatics”) issued a press release announcing that Bristol Myers Squibb exercised its option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate from the companies’ ongoing collaboration to develop four TCR-based adoptive cell therapies targeting solid tumors. Immatics will receive an option payment of $15 million and is eligible for up to $490 million in milestone payments in addition to tiered royalties based on net sales of the product.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: May 1, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer